Mail Stop 6010

June 20, 2007

Mr. Marc D. Hamburg
Berkshire Hathaway Inc.
1440 Kiewit Plaza
Omaha, Nebraska 68131

      Re: XTRA Finance Corporation / Berkshire Hathaway Inc.
               Registration Statement on Form S-4
               Filed June 7, 2007
               File No. 333-143572

Dear Mr. Hamburg:

      We have limited our review of the above referenced filing to only the matters addressed herein. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you are registering the exchange notes in reliance on the staff's position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (May 13, 1988); Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991); and Sherman and Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide a supplemental letter to the staff (i) stating that you are registering the exchange offer in reliance on the staff's position contained in these no-action letters, and (ii) including the statements and representations substantially in the form set forth in the Morgan Stanley and Sherman & Sterling no-action letters.

2. We note the filing does not include the signatures of the principal executive officer, principal financial officer and controller or principal accounting officer of XTRA Finance Corporation. Please include these signatures in an amended Form S-4. See Instructions 1 and 2 to the Signatures section of Form S-4.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all

information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sonia Barros at (202) 551-3655 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Mary Ann Todd, Esq.
        Munger, Tolles & Olson LLP
        355 South Grand Avenue
        Los Angeles, California 90071-1560